AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1          Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited financial statements of Amarc Resources Ltd. ("Amarc", or the "Company") for the year ended March 31, 2005.

This MD&A is prepared as of July 25, 2005. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

1.2          Overview

In early fiscal 2004, the Company assembled a capable and experienced mineral exploration team to focus its efforts toward making major new mineral deposit discoveries in British Columbia. This team continues to actively assess properties in order to assemble a portfolio of key projects, and to plan and implement field surveys, including drilling, of high priority targets.

Property Activities

Buck Property

In January 2004, the Company entered into agreements to acquire a 100% interest in the Buck mineral property. The 4,750 hectare Buck property, located 20 kilometers south of Houston, was acquired from United Mineral Services Ltd., a private company owned by a director of the Company, by reimbursing the cost of staking the property, line cutting to establish a survey grid over it and by performing an induced polarization geophysical survey on the property.

In July 2004, the Company reached an agreement with Chatworth Resources Inc. (“Chatworth”) (then, GMD Resource Corp.) pursuant to which Chatworth can earn a 50% interest in the Buck claims by (i) issuing 100,000 units comprised of 100,000 common shares of Chatworth at a deemed price of $0.05 per share, and 100,000 two-year share purchase warrants exercisable at $0.10 per share in the first year and $0.15 per share in the second year, and (ii) incurring exploration expenditures totaling $500,000 over five years, with a minimum annual expenditure of $100,000.

Upon acceptance of the option agreement by the TSX Venture Exchange on July 16, 2005 (subsequent to the year end), 100,000 common shares and 100,000 warrants of Chatworth were received by the Company. The 100,000 pre-consolidation Chatworth shares with a value of $5,000 were credited against the acquisition cost of the property. Chatworth subsequently

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

completed a 6-for-1 share consolidation. The fair value of the Chatworth warrants was estimated on the TSX acceptance date at $5,000 and has been credited against the acquisition cost of the property.

Additional work is planned by Chatworth during calendar 2005.

RAD Property

In January 2004, the Company entered into agreements to acquire 100% interests in the RAD property.

The 2,000 hectare RAD property, located 250 kilometers west of Williams Lake, was acquired from United Mineral Services Ltd., a private company owned by a director of the Company, by reimbursing the staking cost. The geology of the project area comprises Jurassic tuffs and volcanic breccia, Upper Cretaceous andesites and basaltic breccias, and overlying Tertiary basalts and andesites. A geologic reconnaissance performed in 2004 confirmed that a historic induced polarization survey had adequately covered the target area and consequently no further exploration is planned at this time.

The Company continues to maintain the property in good standing.

Sitka Property

In January 2004, the Company entered into agreements to acquire 100% interests in the Sitka property.

The 1,275 hectare Sitka Gold property ("Sitka"), located 30 kilometers northeast of Port Hardy, was acquired by paying $20,000 in cash and issuing 80,000 shares of the Company to an arm's length party. The property contains structurally controlled gold bearing quartz veins hosted by a Devonian to Jurassic rocks, enclosed in roof pendant in the Jurassic to Cretaceous Coast Plutonic Complex. The property is presently being held on assessment credits.

The Company continues to maintain the property in good standing.

Bob and JMD Properties (Nechako Gold Project)

In January 2004, the Company entered into agreements to acquire a 100% interest in the Bob and JMD mineral properties. The 1,200 hectare Bob and the adjacent 100 hectare JMD properties, located 80 kilometers west of Quesnel, were acquired by issuing a total of 200,000 shares of the Company to two arm's length parties. Of these 200,000 shares, 50,000 were to have been held in reserve until the Company reached a third party joint venture agreement or completed a total of $250,000 in exploration expenditures.

In November 2004 the Company signed an option agreement whereby Endurance Gold Corporation (“Endurance Gold”), an arm's length private company, can acquire a 60% interest in the properties by issuing to the Company 250,000 shares in Endurance Gold Corporation, and by incurring $250,000 in exploration work over the next three years. The agreement is conditional upon Endurance Gold becoming a publicly-listed company.

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

At the end of the option period, the Company and Endurance Gold may enter into a joint venture to develop the property with the Company owning 40% and Endurance Gold owning 60%. The two arm's length parties, from whom the property was acquired, waived the right to the 50,000 shares held in reserve.

In January 2005, Endurance Gold staked an additional 2,047 hectares of mineral claims within the area of common interest surrounding the property. This will form part of the property and be subject to the terms of the agreement with Endurance Gold.

The project has been re-named the Nechako Gold Project. The property is underlain by Cretaceous sedimentary rocks. Previous work has identified a large area of epithermal alteration with anomalous gold and gold indicator element mineralization as exhibited from soil and rock chip samples.

Additional work is planned by Endurance Gold during calendar 2005.

GBR-Bonanza Properties

In April 2004, the Company entered into an agreement to acquire the 1,000 hectare GBR Property located approximately 70 kilometers northwest of Dease Lake on the Golden Bear Road. The Company has the option to acquire a 100% interest in the claims, subject to a net smelter royalty (“NSR”), from the Iskut North Syndicate, an arm's length party, by making cash payments totaling $225,000, of which $15,000 has been paid, and by issuing 450,000 shares, of which 30,000 have been issued. The property is also subject to a 2% net smelter royalty (“NSR”) which the Company, at its option, can purchase for $2 million. The Company staked an additional 5,825 hectares in 28 claims to add to the property within an area of common interest that is subject to the terms of the agreement.

Previous exploration activities on the GBR property had identified large copper and gold soil geochemical anomalies. Amarc began a first phase exploration program in June consisting of geological mapping, approximately 62 line-kilometers of geochemical grids and 47 line-kilometers of ground (induced polarization and magnetometer) geophysical surveys.

Results of the programs were reviewed, and deemed not to be sufficiently positive to warrant further exploration on the property by the Company. In March 2005, Amarc notified the Iskut North Syndicate of its intention to terminate the option. Subsequent to March 31, 2005, after filing assessment work on the property, the Company assigned the property back to the Iskut North Syndicate.

In May 2005, the Company terminated the GBR agreement after filing the requisite assessment work with the British Columbia government to keep the claims in good standing. The Company has no further interest in the property.

In October 2004, Amarc signed a Letter of Intent to enter into an option agreement with Candorado Operating Co. Ltd. (“Candorado”), which owns an option to acquire 100% of the Bonanza property from the underlying owners, subject to a 2% net smelter royalty that can be

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

purchased for $2 million. The property is located approximately 25 kilometers southeast of the village of Iskut in northwest British Columbia.

The property is underlain by Triassic Stuhini volcanic and sedimentary rocks. Historical exploration work on a portion of the property comprised soil sampling, magnetic surveys, induced polarization surveys, trenching and 640 metres of diamond drilling. Intermittent copper and gold values were encountered in the historical trenching and drilling.

During the quarter ended December 31, 2004, Amarc performed soil sampling, magnetometer and induced polarization surveys on the property. Results of the program were evaluated, and deemed to be not sufficiently positive to warrant further exploration by the Company.

In February 2005, after filing assessment work on the property, Amarc informed Candorado of its decision not to enter into the option agreement. The Company has no further interest in the property.

Spius Property

In June 2004, Amarc entered into an option agreement with two arm's length parties to acquire a 100% interest in the 1,000 hectare Spius gold-copper porphyry property, located near Merritt. The Company can acquire its interest in the Spius property by making staged cash payments totaling $35,000 and issuing 80,000 common shares over three years, of which 10,000 shares have been issued. The property is also subject to a 2% NSR, which the Company, at its option, can purchase for $2 million.

Reconnaissance geologic surveys were performed over the property during 2004. An evaluation of these results has been completed and the results do not warrant further exploration by the Company on this property.

In July 2005, subsequent to the end of the fiscal year, the Company terminated the Spius agreement and has no further interest in the property.

Witch Properties

In September 2004, the Company acquired a 100% interest in the Witch porphyry gold-copper property for a cash payment of $10,000. The property comprises approximately 4,600 hectares and is located in the Witch Lake/Chuchi Lake region, approximately 80 kilometers north-northwest of Fort St. James. Amarc added to the property by staking an additional 1,750 hectares in four claims.

Exploration work performed by previous owners includes soil sampling, magnetometer surveys, induced polarization surveys, trenching and mapping. Several anomalous areas were outlined, some of which had received historical drilling. Anomalous copper values over discontinuous intervals were encountered in the drilling. Prospective areas of the property remained to be tested by geophysics, and untested targets remained to be drilled. These prospective areas are being explored using geophysical techniques, and anomalous zones are being drill tested to determine their geologic character. Characterization drilling is not yet completed.

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

During the quarter ended December 31, 2004, Amarc staked an additional 36,350 hectares in the Witch Lake region, over areas prospective for porphyry gold-copper targets. These claims reach to the south of the Mt. Milligan deposit (measured and indicated resource of 408 million tonnes containing 0.18% copper and 0.40 g/t gold – Placer Dome 2003 Annual Report) and comprise the Chona, Kal, M2, M3, M4, M5, Tsil and additional Witch claims.

In November 2004, the Kal, M2, M3, M4, M5 and Tsil properties became subject to a farm out agreement with Rockwell Ventures Inc., as described below under “Rockwell Agreement.” These claims were surveyed by geophysical techniques, then tested by drilling during the quarter ended March 31, 2005. An evaluation of these results has been completed and the results do not warrant further exploration by the Company.

As of July 5, 2005, Amarc and Rockwell determined that the results did not warrant further work on the M2 claims, and a portion of the claims were allowed to lapse.

During the quarter ended March 31, 2005, Amarc staked an additional 31,611 hectares in the same region (the Chica, additional Chona, Tchent, Wolf and Xander claims). Prospective areas are being explored using geological, geophysical and geochemical techniques. Anomalous zones will be readied for drill testing later in 2005.

Natlan Property

In October 2004, Amarc signed a Letter of Intent to enter into an option agreement to acquire the Natlan gold property, located 25 kilometers northeast of Hazelton. In March 2005, a definitive option agreement was signed, whereby the Company can purchase 100% of the claims by making staged cash payments totaling $500,000 over five years, of which $10,000 has been paid. The property is subject to a 2% NSR which can be purchased by the Company for $2 million.

The Natlan property features a gold (and associated indicator elements) geochemical anomaly in an area of Early Jurassic to Late Cretaceous Bowser Lake Group sedimentary rocks, intruded by late Cretaceous Bulkley plutonic rocks. The Company has performed a soil geochemical survey on the property, and plans further work in 2005.

In October 2004, Amarc staked an additional 1,400 hectares of claims in the area of common interest surrounding the original property that will be included in the terms of the agreement.

Cariboo Properties

In February and March 2004, the Company staked the 2,000 hectare Crystal Property, the 2,000 hectare Orr Property, the 1,125 hectare Hook Property, the 2,125 Sky Property and the 2,175 hectare Jim Property. The Crystal and Orr claims are located approximately 45 kilometers southeast and 35 kilometers southeast, respectively, of the town of 100 Mile House. The Hook, Sky and Jim Properties are located 12 kilometers northeast, 15 kilometers northwest and 6 kilometers northeast, respectively, of the town of Horsefly. Subsequently, Amarc added, by staking, 100 hectares in four claims to the Jim property and 2,500 hectares in five claims to the Crystal property. Exploration work was completed during 2004.

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

The geological setting consists of Mesozoic Nicola Group volcanic and sedimentary rocks in the vicinity of Triassic and Jurassic intrusive plugs and stocks - a setting known to be prospective for porphyry gold-copper occurrences. The target areas are defined by airborne magnetometer geophysical anomalies. Preliminary ground surveys, consisting of geological mapping, geochemical sampling and geophysical surveys, were carried out in May and June of 2004.

In November 2004, the Crystal and Hook properties became the subject to a farm out agreement with Rockwell Ventures Inc., as described below under “Rockwell Agreement.”

During the quarter ended December 31, 2004, reconnaissance drilling was performed on the Orr, Hook and Crystal properties to characterize a number of geophysical anomalies present on the properties. An evaluation of these results was completed and Amarc and Rockwell determined that they had no further interest on the Crystal property. Amarc also detemined that the results on the Orr property did not warrant further exploration.

In February 2005, a portion of the Crystal property was allowed to lapse. The Orr claims were allowed to lapse during March 2005. Subsequent to the fiscal period ended March 31, 2005, the remainder of the Crystal property and the Sky claims were allowed to lapse.

In March 2005, the Company entered into an agreement with Wildrose Resources Ltd., whereby the Hook and Jim properties were sold to Wildrose for the sum of $10 and a first right to enter into an option agreement to purchase Wildrose’s Cowtrail and Pat claims. The Cowtrail and the Pat claims are located in the Cariboo region.

In November 2004, the Company staked the Giff, Naud and Tin properties, comprising 5,196 hectares, to cover regional geophysical targets prospective for porphyry gold-copper-molybdenum deposits in the Cariboo region of British Columbia, approximately 85 kilometers east of Williams Lake. In February 2005, the Company staked the Magoro, RS, Tisdall and TKL properties, comprising a total of 7,462 hectares, in the same area.

These properties will be explored in 2005 using detailed geophysical techniques and follow-up drilling as warranted.

In January 2005, the Company staked the 5,687 hectare Pike property, located approximately 30 kilometres northwest of Princeton. The Pike property is underlain by Jurassic intrusive rocks hosted by Triassic to Jurassic Nicola volcanic rocks. The property is prospective for gold deposits.

Subsequent to the fiscal year ended March 31, 2005, Amarc entered into an option agreement with Taseko Mines Limited, a public company with certain directors in common with Amarc, to earn a 50% interest in the Wasp and Anvil properties. The Wasp and Anvil properties are located approximately 15 kilometres southeast of Taseko’s Prosperity project, situated 130 kilometres southwest of Williams Lake. Amarc will be the operator and can acquire its interest by incurring $150,000 of exploration expenditures over a two year period. The Prosperity project hosts a large porphyry gold-copper deposit.

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

Rockwell Agreement

On November 1, 2004 the Company signed an agreement with Rockwell Ventures Inc. (“Rockwell”), a public company with certain directors in common with the Company, whereby Rockwell was granted the right to earn an interest in each of the Crystal, Hook, Kal, M2, M3, M5 and Tsil properties by incurring $600,000 in exploration expenditures on the named properties by December 31, 2004; which Rockwell completed. The Company had the option to buy back Rockwell’s interest at any time up to June 30, 2005 (the right of “Call”), by paying a mutually-agreed upon price of at least $660,000 in cash or the equivalent in Amarc shares. The Company allowed this option to lapse unexercised.

Max Property

In December 2004, Amarc entered into a Letter of Intent, whereby it obtained an option to acquire a 100% interest in the 121 hectare Homestake/Kamad crown-granted mineral claims located 65 kilometers northeast of Kamloops by issuing 200,000 common shares in stages and making cash payments totaling $135,000 over a period of 2 years. The agreement includes a 2% net smelter royalty payable from production on the property, which royalty is purchasable by the Company for $1 million.

In January 2005, a definitive legal agreement was entered into by the parties and pursuant to the agreement, Amarc made the first option payment of 25,000 shares and $15,000 on January 25, 2005.

The Homestake/Kamad claims are located north of Kamloops, hosts a precious metals rich volcanogenic massive sulphide occurrence containing barite, silver and base metals. The property has been explored intermittently in the past by surface and underground work. Amarc did a first phase of drilling on the property during the period January to March 2005. A total of 13 holes were drilled comprising 2,728 metres. At least two precious metals-rich, volcanogenic massive sulphide horizons containing silver, gold, copper, lead, zinc and barite were intersected. The two sub-parallel mineralized horizons trend northwest and dip at shallow to moderate angles to the northeast. A lower mineralized horizon lies approximately 40 metres below the upper horizon. The thirteen holes have traced the mineralized horizons approximately 300 metres down dip.

In December 2004, the Company signed a letter agreement with Eagle Plains Resources Ltd. (“Eagle Plains”) for an option to acquire a 60% joint venture position with Eagle Plains to develop the 5,075 hectare Acacia property that is contiguous with and surrounds the Homestake/Kamad property. Amarc can acquire its interest by making staged payments totaling $125,000 and 350,000 common shares of the Company and by expending $2,500,000 in exploration and development work over the next four years. Amarc may increase its interest to 75% by carrying the project to feasibility. An initial payment of $10,000 has been made. A definitive agreement was signed subsequent to March 31, 2005. Amarc is required to spend a minimum of $100,000 in 2005 to maintain the option.

The Acacia property is underlain by the Paleozoic Eagle Bay Assemblage comprising metamorphosed volcanic and sedimentary rocks, known to host the nearby Samatosum and Rea precious and base metals volcanogenic massive sulphide deposits.

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

During February 200, Amarc staked an additional 3,245 hectares of claims in the area of common interest surrounding the original property that will be included in terms of the agreement.

Amarc plans additional drilling on the Max Property.

Other Properties

The Inde Property ("the Property") comprises approximately 270 hectares located in Durango State, Mexico, and consists of five mineral concessions, of which three were owned outright by the Company and two were held under option.

During the quarter ended December 31, 2004, Amarc terminated its option agreement with the underlying vendor, and pursuant to that agreement also relinquished, to the underlying vendor, the three concessions which it owned. Consequently, the Company has no further interest in the Inde Property and subsequent to December 31, 2004, received the necessary legal and environmental releases from the vendor.

The Company also has a 5% net profits interest ("NPI") in the 46 mineral claims comprising the Ana Property in the Yukon Territory, Canada, and a 2.5% NPI in a mineral lease comprising the Mann Lake Property in Saskatchewan. At the present time, the Company has no plans to undertake any programs on these properties.

Market Trends

The trading prices of gold and copper have increased over the past two years. The average gold price increased from US$364/oz in 2003 to US$410/oz in 2004. The gold price has averaged US$427/oz to the end of June 2005. Copper averaged US$0.81/lb in 2003, US$1.30 in 2004, and has continued to increase in 2005, averaging US$1.50/lb to the end of June.

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3          Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars.

	As at March 31	As at March 31	As at March 31
	2005	2004	2003
Current assets	$7,888,349	$14,053,400	$871,881
Mineral properties	155,929	73,929	–
Equipment	47,105	60,188	147,225
Total assets	8,091,383	14,187,517	1,019,106

Current liabilities	871,243	182,759	256,001
Shareholders’ equity	7,220,140	14,004,758	763,105
Total shareholders’ equity & liabilities	8,091,383	14,187,517	1,019,106

Working capital	$7,017,106	$13,870,641	$615,880

	Year ended	Year ended	Year ended
	March 31, 2005	March 31, 2004	March 31, 2003
Expenses
Conference and travel	$5,591	$33,404	$12,157
Depreciation	13,083	17,037	20,750
Consulting	45,658	79,964	73,697
Exploration	7,553,950	460,252	405,330
Legal, accounting and audit	63,521	53,913	158,814
Office and administration	106,349	28,468	107,304
Salaries and benefits	356,841	140,619	272,965
Shareholder communication	104,308	21,495	126,193
Trust and filing	23,350	43,915	11,550
Foreign exchange loss (gain)	8,204	9,621	64,609
Interest on flow-through shares	92,502	–	–
Interest income	(242,862)	(74,590)	(4,963)
Write down of marketable securities	6,667	–	581,010
Write down of mineral property interest	76,000	–	–

Subtotal	8,213,162	814,098	1,829,416
Stock-based compensation	496,031	407,363	5,805
Loss (gain) on sale of marketable securities	(81,554)	(2,052,596)	19,500
Net income (loss) for the year	$8,627,639	$831,135	$(1,854,721)

Basic and diluted income (loss) per share	$(0.19)	$0.04	$(0.12)

Weighted average number of common shares
outstanding	45,168,411	21,421,096	15,170,448

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4          Results of Operations

Year ended March 31, 2005 versus year ended March 31, 2004

The Company had net loss of $8,627,639 in 2005 compared to net income of $831,135 in 2004. The loss in 2005 was due to increased exploration expenditures in British Columbia and a smaller gain on the sale of marketable securities compared to 2004. Excluding stock-based compensation and gain on sales of marketable securities, Amarc had a net loss in 2005 of $8,213,162, compared to a net loss of $814,098 in 2004.

Exploration expenses for 2005, excluding stock-based compensation, increased to $7,553,950, from in $460,252 in 2004, due to an increase in the number of exploration programs being carried out in British Columbia. The major exploration expenditures during the year were geological (2005 – $3,082,953; 2004 – $291,248) and site activities (2005 – $2,106,647; 2004 – $40,078). The increase in geological expense during the year was due to wages paid for the greatly increased geological and geophysical work. Site activities increased in 2005 due to a higher number of site contractors used in the Company’s exploration activities. Other exploration expenses include assays and analysis (2005 – $455,737; 2004 – $115,662), drilling (2005 – $708,953; 2004 – $nil), and charter air travel (2005 – $674,075; 2004 – $2,302). Option payments related to mineral property interests increased to $99,400 in 2005 from $nil in 2004.

Administrative costs for 2005 also increased in line with continued mineral property acquisitions and exploration during the year. Legal, accounting and audit increased to $63,521 in 2005 from $53,913 in 2004. Office and administration increased to $106,945 in 2005 from $28,468 in 2004. Salaries and benefits increased to $356,841 in 2005 from $140,619 in 2004. Shareholder communication increased to $104,308 from $21,495 in 2004. In contrast, trust and filing decreased to $23,350 from $43,915 in 2004 due to non-recurring filing fees paid in 2004, but not in 2005.

Interest income increased to $242,862 in 2005 from $74,590 in 2004, reflecting a higher level of the average cash on hand during 2005 as compared to 2004. The Company paid Canadian Part 12.6 tax of $92,502 on flow-through shares issued in 2004.

The gain on sale of marketable securities was $81,554 in 2005, a significant decrease in comparison to the gain of $2,052,596 in 2004. The gain in 2004 resulted mainly from the sale of shares of Expatriate Resources Ltd. The write down of marketable securities in fiscal 2005 totaled $1,667 (2004 - $nil). Stock-based compensation increased to $496,031 in 2005 from $407,363 in 2004, as a result of an increase in the Company's stock price.

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

Year ended March 31, 2004 versus year ended March 31, 2003

The Company had net income for 2004 of $831,135 compared to a loss of $1,854,721 in 2003. The increase in income was related primarily to the gain on marketable securities, which totaled $2,052,596. Excluding this gain and stock based compensation expense of $407,363, expenses totalled $814,098 for 2004 as compared to $1,248,406 for 2003.

The gain on the sale of marketable securities in 2004 was the result of sales of shares of Expatriate Resources Ltd. ($2,400,273) and StrataGold Corporation ($260,900). In 2003, there was a write down of marketable securities, totaling $581,010 relating to the Company’s investment in Expatriate Resources Ltd. Stock-based compensation increased to $407,363 in 2004 from $5,805 in 2003 because of (i) the increase in the Company's stock price, and (ii) the granting of 2,253,000 options in October 2003. Interest income increased to $74,590 in 2004 from $4,963 in 2003 due to greater funds on deposit as a result of the financings undertaken during 2004.

Exploration expenses increased to $460,252 in 2004 from $405,330 in 2003 due to increased activity by the Company, particularly during the latter half of fiscal 2004. Of these costs, $24,206 was incurred on the Inde Property in Mexico (mainly on site activities) and $436,046 on properties in British Columbia. The main exploration costs were for geological wages ($287,284) and assays and analysis to assess and acquire BC properties. Most of the costs in 2003 were related to drilling at the Inde Property.

Legal, accounting and audit decreased to $53,913 in 2004 from $158,814 in 2003 due to more compliance-related work being done in-house. Office and administration decreased to $28,468 in 2004 from $107,304 in 2003 due to decreased activity in the Company. Salaries and benefits decreased to $140,619 from $272,965 in 2003 due to a decrease in wages for management attention and staff support. Shareholder communication decreased to $21,495 in 2004 from $126,193 in 2003 due to decreased activity by the Company. Trust and filing increased by $32,365 to $43,915 from $11,550 in the previous year due to filing fees paid for the private placements. Foreign exchange loss decreased to $9,621 in 2004 from $64,609 in 2003 due to the Company's increased focus in Canada, which allowed the Company to hold less foreign funds.

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5          Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Small differences are due to rounding.

	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
	2005	2004	2004	2004	2004	2003	2003	2003
Current assets	$7,888	$9,933	$12,620	$13,647	$14,054	$9,451	$745	$840
Other assets	203	287	295	302	134	64	68	73
Total assets	8,091	10,220	12,915	13,949	14,188	9,515	813	913

Current liabilities	871	1,109	389	190	183	338	215	220
Shareholders’ equity	7,220	9,111	12,526	13,759	14,005	9,177	598	693
Total shareholders’ equity and
liabilities	8,091	10,220	12,915	13,949	14,188	9,515	813	913

Working capital	7,017	8,824	12,231	13,457	13,871	9,113	530	620

Expenses
Conference and travel	3	1	–	2	4	29	–	–
Depreciation	3	3	4	3	3	5	5	4
Consulting	12	12	17	5	(5)	67	6	12
Exploration	2,329	3,494	1,187	544	396	44	13	7
Legal, accounting and audit	5	16	30	13	26	9	9	10
Office and administration	44	41	13	10	(12)	10	10	20
Salaries and benefits	150	77	79	51	36	46	37	22
Shareholder communication	26	31	35	12	14	1	6	1
Trust and filing	7	5	5	6	20	20	5	(1)
Subtotal	2,579	3,680	1,370	646	482	231	91	75
Foreign exchange loss (gain)	(1)	4	7	(2)	(2)	2	5	5
Interest income	(47)	(65)	(59)	(72)	(61)	(5)	(1)	(8)
Other	(6)	98	–	–	–	–	–	–
Subtotal	2,525	3,717	1,318	572	419	228	95	72
Stock-based compensation	(8)	88	404	12	407	–	–	–
Write-down of marketable
securities	–	2	–	–	–	–	–	–
Write-down mineral property
interest	76	–	–	–	–	–	–	–
Unrealized loss on warrants
mark-to-market	5	–	–	–	–	–	–	–
Tax refund	(1)	–	–	–	–	–	–	–
Loss (gain) on sale of marketable
securities	(41)	25	(20)	(46)	(1,698)	(354)	–	(1)
Net income (loss) for the period	$(2,557)	$(3,831)	$(1,702)	$(538)	$872	$126	$(95)	$(71)

Basic and diluted net income
(loss) per share	$(0.06)	$(0.08)	$(0.04)	$(0.01)	$0.02	$0.01	$(0.01)	$(0.00)

Weighted average number of
common shares outstanding
(thousands)	46,049	45,344	44,879	44,429	41,002	15,989	15,469	15,469

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6          Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

At March 31, 2005, the Company had working capital of approximately $7,017,106, which is sufficient to fund its known commitments.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

Operating activities

Cash used in operating activities increased to $7,414,978 in 2005, compared to $817,048 in 2004 and $1,257,105 in 2003. The increase in cash used in operating activities in 2005 compared to 2004 and 2003 is attributable primarily to Amarc’s exploration programs carried out on its British Columbia mineral properties. The Company anticipates continuing to use cash in its operating activities to carry out its exploration programs.

Investing activities

Cash used in investing activities was $146,410 in 2005, compared to cash provided by investing activities of $2,528,717 in 2004. Cash used in investing activities in 2005 was attributable to acquisitions of $168,000 in mineral property interests and a subscription to a private placement in Expatriate Resources Ltd. of $125,000. Cash used in 2005 was partially offset by proceeds received from the sale of marketable securities of $145,590. Cash generated from investing activities in 2004 was attributable to the sale of common shares of Expatriate Resources Ltd. and StrataGold Corporation.

Financing activities

Cash flows from financing activities were $1,172,090 in 2005, compared to $12,003,155 in 2004 and $221,224 in 2003. Cash from financing activities in each year were attributable to common shares and share purchase warrants issued for cash.

Cash from financing activities in 2005 was attributable to the exercise of previously outstanding options and warrants. The previously outstanding warrants had been issued in private placement transactions completed in prior years.

Cash from financing activities in 2004 was attributable to the completion of several private placement financing arrangements.

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

In December 2003, the Company completed a private placement of 13,000,000 units at a price of $0.30 per unit of which 5,047,000 were flow-through units and 7,953,000 were non flow-through units. Each unit comprised of one common share and one share purchase warrant exercisable to purchase a common share at a price of $0.34 for a two year period.

In December 2003, the Company also completed a private placement of 8,002,084 units of which 4,397,906 were flow-through and 3,604,178 were non flow-through at a price of $0.55 per unit. Each unit comprised of one common share and one share purchase warrant exercisable to purchase a common share at a price of $0.60 for a one year period.

In March 2004, the Company completed a private placement of 2,000,000 units at a price of $0.75 per unit. Each unit was comprised of one common share and one share purchase warrant. Each unit comprised of one common share and one share purchase warrant redeemable for one common share at a price of $0.85 for a one year period.

Cash from financing activities in 2003 included cash from the completion of a private placement of 345,710 units at a price of $0.60 per unit on August 2002. Each unit comprised of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share at a price of $0.73 until December 2003.

Requirement of Financing

Development of any of the Company’s mineral properties beyond feasibility will require additional equity and possibly debt financing. As Amarc is an exploration stage company, it does not have revenues from operations and, except for interest income from its cash and cash equivalents, the Company relies on equity funding for its continuing financial liquidity.

1.7          Capital Resources

The Company fulfilled its obligation to spend approximately $3.8 million in qualifying Canadian exploration expenses prior to December 31, 2004.

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.8          Off-Balance Sheet Arrangements

None.

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.9          Transactions with Related Parties

Pursuant to an agreement dated December 31, 1996, Hunter Dickinson Inc. (“HDI”) of Vancouver, British Columbia, a private company with certain directors in common with the Company, carries out geological, exploration, corporate development, administration, and management services for, and incurs costs with third-party vendors on behalf of, Amarc on a full cost-recovery basis.

Costs for services rendered and costs incurred on behalf of the Company by HDI were $1,779,538 in 2005, as compared to $502,474 in 2004. The increase is due to the Company’s increase in exploration activities.

Hunter Dickinson Group Inc. (“HDGI”) is a private company with certain directors in common with the Company that provides consulting services at market rates to the Company. The Company paid $12,780 to HDGI in 2005, compared to $12,800 in 2004.

United Mineral Services Ltd. (“UMS”) is a private company owned by a director of the Company. During the year ended March 31, 2004, the Company acquired the 2,000 hectare RAD claims by paying the $8,000 staking cost which had been paid for by UMS, and acquired the Buck claims by paying $65,929, the cost of staking the property and line cutting.

1.10          Fourth Quarter

The net loss for the fourth quarter of 2005 decreased to $2,557,000 from $3,831,000 in the third quarter of the year primarily due to a decrease in exploration activities. The difference between the loss for the fourth quarter of 2005 and a net income of $872,000 in the fourth quarter of 2004 was due to an increase in the number of exploration programs in British Columbia and a decrease in gains on sale of marketable securities in the fourth quarter of 2005.

Exploration expenses decreased in the fourth quarter of 2005 to $2,431,000 from $3,494,000 in the third quarter of the same year due to the timing of exploration, and increased from $396,000 in the fourth quarter of 2004 due to an increase in the number of exploration programs in 2005.

While other administrative expenses were in line with the third quarter of 2005, legal, accounting and audit decreased by $11,000 in the fourth quarter of the year to $5,000 from $16,000 in the third quarter of 2005 due mainly to timing of expenditures. Overall administrative expenses increased in the fourth quarter of 2005 as compared to the same quarter of 2004 primarily due to increased corporate activities associated with the Company’s exploration programs.

Interest income decreased by $18,000 in the fourth quarter of 2005 to $47,000 from $65,000 in the third quarter of the same year, and decreased from $61,000 in the fourth quarter of 2004, due to decreased cash and cash equivalent balances on hand resulting from the Company's operations.

There was a stock-based compensation recovery of $8,000 in the fourth quarter of 2005 compared to an expense of $88,000 in the third quarter of the year, and an expense of $407,000 in the fourth quarter of fiscal 2004 due to options granted during 2004.

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.11          Proposed Transactions

None.

1.12          Critical Accounting Estimates

Not required. The Company is a venture issuer.

1.13          Changes in Accounting Policies including Initial Adoption

None.

1.14          Financial Instruments and Other Instruments

None.

1.15          Other MD&A Requirements

1.15.1       Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.2       Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs;

The required disclosure is presented in the notes to the consolidated financial statements.

(b) expensed research and development costs;

Not applicable.

(c) deferred development costs;

Not applicable.

(d) general and administration expenses; and

The required disclosure is presented in the consolidated statements of operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

None.

1.15.3       Disclosure of Outstanding Share Data

The following table details the share capital structure as at June 30, 2005, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number
Common shares			47,869,140

Share purchase options	March 21, 2006	$0.60	4,081,500

Warrants	December 31, 2005	$0.34	12,250,001

The above-noted warrants are subject to accelerated expiry provisions under certain conditions. Refer to the accompanying financial statements.